

TEAM WILDFIRE

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Combatting mega-fires with jet engines!

teamwildfire.com Boulder CO

Technology | B2B | Hardware | Infrastructure & Construction

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Legendary VC Tim Draper invested the first $500K in Team Wildfire!
2. The U.S. spent $4.4 Billion on wildfire suppression last year.
3. 3 Patents Pending for innovative jet engine fire suppression technologies
4. Our solution is designed to suppress more fire per dollar than current methods.

5. Our StormCell prototype delivers a “mobile safety zone” for firefighters.

6. We're building partnerships with AI/Robotics, eco-friendly fire retardant, and other key companies.

7. Global Market: More countries than ever are desperate for powerful wildfire solutions.

8. Amazing TV coverage on TMZ -Teamwildfire.tv/TMZ

Our Team



Steve Wolf Founder & CEO

Problem-solving Engineer, Stunt & FX Coordinator, TV Producer, Author, Keynote Speaker, STEM Presenter of the Year. If it's impossible, count me in..

Communities worldwide are threatened by wildfire, and there's currently not a powerful technology to protect them. Firefighters are dying horrible and unnecessary deaths, because we're sending men to do a robot's job. Wildfires also release tons of CO_2 and toxic smoke. We want to help stop the pollution and the loss of lives.



Andrew Amalfitano President & COO

Experienced senior manager with 30+ years of corporate and start-up leadership, wildland fire, search and rescue leader. Evangelist for the science of learning. Chief at Boulder Emergency Services.



Dan Eamon Government Relations

Experienced leader with a proven track record of building successful programs. Hired as the City's first emergency manager, I built a program capable of responding to the historic 2013 floods with no serious injuries or deaths.



Alanna Reed Marketing & Public Relations

10+ years of experience leading marketing, digital communication, community engagement, and strategic planning. Ran Emergency Comms for the City of Houston, now runs Emergency Communications for the City of San Antonio.



David Levitt VP of Product

NASA JPL Engineer



Tim Krebs Fraction CFO

Tim has helped launched over 50 startups, giving them well thought out financial projections.

Bringing the fight to the fire



Technology and tactics to
tame our planet's most destructive fires
TEAM WILDFIRE TM
TEAM WILDFIRE



PROBLEM
Virtually every country is struggling to bring wildfires under control.
The UN predicts a 30% increase in wildfire devastation by 2050.
There's a desperate need for better technology and tactics.



Our planet's worst fires are being fought with technology that's not working


1750 BC
1904
1939
1903
1839
6000 BC

"We need a strong wind at our backs and heavy rains...

We need a hurricane..."

4

We developed a firefighting "Hurricane on Wheels"


TEAM WILDFIRE

Jet engines + Mist injection chamber + All terrain platform = Hurricane on Wheels

Multiple patent pending system delivers
Hurricane force winds, water, and suppressant
All weather, all terrain, 24/7 functionality
Real-time data to fire teams



METHODS AND SYSTEMS FOR EXTINGUISHING FIRES
Application No.: 63/189,463

5

MARKET SIZE

Wildfire response is a rocketing market, now at 11 $Billion in the US, over $70B internationally.

When wildfires erupt, the budget is "whatever it takes."



6

Product Roadmap & Timeline

2021	2022	2023	2024	2025	2026


Engineering &



Storm
Iteration
Working MVP! ✅
Paid deployment
CloudBurst
Engineering
& Prototype
Paid deployment
Hurricane
TEAM WILDFIRE
Engineering & Prototype
Paid Deployment
7

Forward-looking projections cannot be guaranteed.



Business Model
Team Wildfire is a service-based business, offering
Subscription and On-Demand
“Suppression as a Service”
to fire agencies.
Fire Suppression
Evacuation Route Hardening
Fire Prediction & Fire Management Software
Reforestation
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TEAM WILDFIRE
Financial Projections thru 2029
New Systems Leased
Cumulative Systems Running
Cash (36 months)
Revenue
EBITDA
FCF
# of Employees
Operating Expenses
Equity and Debt Raised

Forward-looking projections cannot be guaranteed.


You can help stop this


Word on the street:
"If we don't get this tech fast, we'll have no chance against the kind of fires we're seeing."
Greg Schwab, Chief
Boulder Rural Fire
Word from the street:
"This is a crazy solution to a crazy problem. We need this."
Tim Draper
1st Investor
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